One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

David S. Park	Direct Dial: 404-881-7411	Email: david.park@alston.com

October 26, 2022

Mr. David Gessert Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Re:	Bank First Corporation Registration Statement on Form S-4 Filed September 26, 2022 File no. 333-267621

Dear Mr. Gessert:

On behalf of Bank First Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated October 11, 2022 (the “Comment Letter”), regarding the above-referenced registration statement on Form S-4 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the Amendment. We are also sending, under separate cover, a marked copy of the Amendment showing the changes from the Registration Statement filed on September 26, 2022.

General

1.	It appears that you have not included all of the disclosure concerning Hometown Bancorp, Ltd. called for under Item 17 of Form S-4. Please provide us with an analysis as to why you believe this information is not required or amend your registration statement to include this information.

Alston & Bird LLP	www.alston.com
Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

October 26, 2022

Response: The Company respectfully submits that the financial information of Hometown Bancorp, Ltd. (“Hometown”) (including pro forma and comparative per share information) does not need to be included under Item 17 of Form S-4 because (1) Hometown is a non-reporting company, (2) the Company’s shareholders are not voting on this transaction, and (3) Hometown is significant to the Company at or below the 20% level under Section 2025.3 of the Financial Reporting Manual (“FRM”).

In determining the significance of an acquisition, Instruction 4 under Item 17(b)(7) provides that the significance of an acquisition should be determined by applying the tests prescribed in S-X 1-02(w), and Section 2025 in the FRM provide guidance with respect to S-X 1-02(w). Generally, a registrant measures significance of an acquisition under S-X 1-02(w) by using its pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the SEC. However, Section 2025.3 of the FRM provides that if an acquisition is made after reporting a previous significant acquisition on a Form 8-K, then the registrant may evaluate the significance of the new acquisition using the registrant’s pro forma financial information for the latest audited annual period rather than historical pre-acquisition financial statements.

Per the above, the Company reported its significant acquisition of Denmark Bancshares, Inc. (“Denmark”) prior to filing the Registration Statement on its Form 8-K and Form 8-K/A on August 15, 2022 and September 9, 2022, respectively. Based on the pro forma financial information as reported by the Company, the results of the three significance tests are as follows:

•	Hometown’s net income before taxes as of December 31, 2021 is 17.96% of the Company’s pro forma net income before taxes as of December 31, 2021;
•	Hometown’s total assets as of December 31, 2021 is 17.92% of the Company’s pro forma total assets as of December 31, 2021; and
•	The aggregate purchase price for Hometown is 3.37% of the Company’s pro forma total assets as of December 31, 2021.

Dollars in thousands	Company	Hometown	Significance
Income Test	$65,563	$11,774	17.96%
Asset Test	$3,680,919	$659,507	17.92%
Investment Test	$3,680,919	$124,000	3.37%

Therefore, per the analysis above, Hometown’s significance is below the 20% threshold in each of the significance tests and thus Hometown’s financial information is not required to be included under Item 17 of Form S-4. In addition, the Company has omitted other related financial information under Item 17 of Form S-4 by relying on the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, Third Supplement July 2001, Section H. Financial Statements, Question 2, which provides that if the target is a non-reporting company, the acquiror’s shareholders are not voting on the transaction, and the target’s significance to the acquiror is below the 20% threshold, the staff will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 301, 302, 303, 304(b) and 305.

Summary

Board Composition and Management of Bank First after the Merger, page 13

2.	We note your disclosure that Bank First will appoint Timothy J. McFarlane, Chief Executive Officer and Chairman of Hometown Bancorp, as director of both Bank First and Bank First, N.A. at the effective time of the merger. Please file the consent of Mr. McFarlane required by Rule 438 of the Securities Act, or tell us why you are not required to do so.

October 26, 2022

Response: In response to the Staff’s comments, the Company has filed the consent of Mr. McFarlane required by Rule 438 of the Securities Act in the Amendment.

The Merger

Background of the Merger, page 34

3.	Please expand your disclosure to describe how the merger consideration was determined and how the board of Hometown took this factor into account in recommending the transaction.

Response: In response to the Staff’s comments, the Company has expanded the disclosure in the Amendment to describe how the merger consideration was determined and how the board of Hometown took this factor into account in recommending the transaction.

4.	We note your disclosure in the penultimate paragraph of this section that Piper Sandler & Co. provided a fairness opinion to the Bank First board. Please file the opinion and Piper’s consent as exhibits to your registration or advise. Refer to Rule 436 of the Securities Act.

Response: In response to the Staff’s comments, the Company has removed the disclosure regarding the reference to Piper Sandler & Co.’s fairness opinion from the Amendment. This language was inadvertently included from a previous registration statement on Form S-4 where Bank First shareholders were asked to vote on the merger, whereas Bank First shareholders are not being asked to vote on the merger with Hometown.

October 26, 2022

We thank the Staff for its courtesies and consideration of the Company’s response. If the Staff needs any additional information or has any questions regarding the foregoing response, please do not hesitate to contact the undersigned at (404) 881-7411 or david.park@alston.com.

Sincerely,

/s/ David Park

David Park

cc: Michael Molepske, Chief Executive Officer and President, Bank First Corporation

Kelly Dvorak, General Counsel, Bank First Corporation